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       As filed with the Securities and Exchange Commission on February 1, 2002
                                                  Registration Number: 000-32273
================================================================================


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 3
                                       TO
                                   FORM 10-SB



          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                       ISSUERS UNDER SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           LEGENDS OF THE FAITH, INC.
                           --------------------------
                 (Name of small business issuer in its charter)



            NEVADA                                     88-0419183
            ------                                     ----------
(State or other jurisdiction of          (I.R.S. Employer Identification Number)
incorporation or organization)



                           2240 MERIDIAN BOULEVARD #B
                              MINDEN, NEVADA 89423
                              --------------------
                    (Address of principal executive offices)


                                 (775) 782-2506
                                 --------------
                           (Issuer's telephone number)

     SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT: NONE

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                          COMMON STOCK, PAR VALUE $.001
                          -----------------------------
                                (Title of class)

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                                     PART II

         Item 4 of Part II is amended and restated to read in its entirety as follows:

"ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
-

         Since March 1, 1999, we have sold the following securities:

                  1. In March 1999, we issued an aggregate of 25,000,000 shares of common stock to J&J Holdings, Inc. for $25,000. Ten million of these shares were repurchased by us in February 2000. See "Certain Relationships and Related Transactions."

                  2. In our first fiscal quarter of 2000, we re-issued from treasury an aggregate 918,600 shares of our common stock for an aggregate purchase price of $214,500 to 39 individual investors. During the same time period, we also re-issued from treasury an aggregate 30,300 shares of our common stock valued at $7,575, to 1 individual investor in consideration of services rendered to us.

                  3. In our second fiscal quarter of 2000, we re-issued from treasury an aggregate 615,000 shares of our common stock for an aggregate purchase price of $157,500 to 31 individual investors. During the same time period, we also re-issued from treasury an aggregate 25,000 shares of our common stock valued at $6,250, to 1 individual investor in consideration of services rendered to us.


                  4. In our third fiscal quarter of 2000, we re-issued from treasury an aggregate 2,523,840 shares of our common stock for an aggregate purchase price of $589,305 to 94 individual investors. During the same time period, we also re-issued from treasury an aggregate 574,570 shares of our common stock valued at $136,180, to 22 individual investors in consideration of services rendered to us.

                  5. In our fourth fiscal quarter of 2000, we re-issued from treasury an aggregate 140,400 shares of our common stock for an aggregate purchase price of $34,430 to 8 individual investors. During the same time period, we also re-issued from treasury an aggregate 23,730 shares of our common stock valued at $5,820, to 34 individual investors in consideration of services rendered to us.

                  6. In our first fiscal quarter of 2001, we re-issued from treasury an aggregate 151,240 shares of our common stock valued at $32,500, to 7 individual investors in consideration of services rendered to us.

                  7. In our second fiscal quarter of 2001, we re-issued from treasury an aggregate 41,460 shares of our common stock valued at $4,000, to 40 individual investors in consideration of services rendered to us.

                  8. In our third fiscal quarter of 2001, we re-issued from treasury an aggregate 83,040 shares of our common stock valued at $11,500, to 6 individual investors in consideration of services rendered to us.


         All of the securities issued in the transactions described above were issued without registration under the Securities Act in reliance on the exemption provided in Section 4(2) of such Securities Act. The recipients of securities in each such transaction acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. We believe the recipients were all "accredited investors" within the meaning of Rule 501(a) of Regulation D under the Securities Act, or had such knowledge and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in our common stock. All recipients had adequate access, through their relationships with the Company and its officers and directors, to information about us. None of the transactions described above involved general solicitation or advertising."




                                       2
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                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 LEGENDS OF THE FAITH, INC.



Date:   January 25, 2002                         By: /s/ GENE JACKSON
       -----------------                             ---------------------------
                                                    Gene Jackson, President


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